FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2007

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

PROTOCOL OF MERGER AND JUSTIFICATION

This protocol entered into between:

- COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO, a corporation enrolled with the CNPJ/MF under no. 47.508.411/0001 -56, headquartered in the city of São Paulo, state of São Paulo, at Av. Brigadeiro Luiz Antonio no. 3142, Jd. Paulista, CEP 01402-901, registered at the Trade Board of the State of São Paulo under NIRE no. 35.300.089.901, on November 19, 1981, hereby represented by its Investment & Works and Administrative/Financial Officers, respectively, Mr. Caio Racy Mattar, Brazilian, married, civil engineer, holder of ID card no. 5.396.320 -9, SSP/SP, registered at the CPF/MF under no. 034.118.768 -24 and Mr. Enéas César Pestana Neto, Brazilian, married, accountant, holder of ID card no. 11.383.698 -3, SSP/SP, registered at the CPF/MF under no. 023.327.978 -40, both domiciled in the city of São Paulo, state of São Paulo, at Av. Brigadeiro Luiz Antonio no. 3172, Jd. Paulista, CEP 01402-002, hereinafter referred to as the COMPANY or the MERGING COMPANY, and jointly referred to as the MERGED COMPANIES,

- AUTO POSTO MFP LTDA., a corporation enrolled with the CNPJ/MF under no. 04.420.375/0001 -61, headquartered in the city of Guarulhos, state of São Paulo, at Avenida Rotary no. 710, on the corner of Avenida Carlos Ferreira Endres and Rua Engenheiro Camilo Olivetti, CEP 07042-040, registered at the Trade Board of the State of São Paulo under NIRE no. 35.216.900.769, on May 3, 2001, hereby represented by its Officer Mr. Caio Racy Mattar, qualified above, hereinafter referred to as MFP;

- AUTO POSTO SIGUA LTDA., a corporation enrolled with the CNPJ/MF under no. 06.050.896/0001 -08, headquartered in the city of Guarulhos, state of São Paulo, at Rodovia Presidente Dutra no. 45, on the corner of Rua Engenheiro Camilo Olivetti, and Rua José Sarraceni, Vila Hermínia, CEP 07034-000, registered at the Trade Board of the

State of São Paulo under NIRE no. 35.218.687.752, on December 5, 2003, hereby represented by its Officer Mr. Caio Racy Mattar, qualified above, hereinafter referred to as SIGUA;

- LOURENÇÃO SUPERMERCADO LTDA., a corporation enrolled with the CNPJ/MF under no. 45.774.296/0001 -36, headquartered in the city of São Paulo, state of São Paulo, at Av. Brigadeiro Luiz Antonio no. 3172, Jd. Paulista, CEP 01402-002, registered at the Trade Board of the State of São Paulo under NIRE no. 35.205.872.394, hereby represented by its Officers Messrs. Enéas César Pestana Neto and Caio Racy Mattar, both qualified above, hereinafter referred to as LOURENÇÃO;

- NOVA SAPER PARTICIPAÇÕES LTDA., a corporation enrolled with the CNPJ/MF under no. 06.048.737/0001 -60, headquartered in the city of São Paulo, state of São Paulo, at Av. Brigadeiro Luiz Antonio no. 3172, 3º andar, Jd. Paulista, CEP 01402-002, registered at the Trade Board of the State of São Paulo under NIRE no. 35.218.653.572, hereby represented by its Managers Messrs. Enéas César Pestana Neto and Caio Racy Mattar, qualified above, hereinafter referred to as NOVA SAPER;

- OBLA PARTICIPAÇÕES LTDA., a corporation enrolled with the CNPJ/MF under no. 08.379.564/0001 -99, headquartered in the city of São Paulo, state of São Paulo, at Av. Brigadeiro Luiz Antonio no. 3.172, 2º andar, Jd. Paulista, CEP 01402-002, registered at the Trade Board of the State of São Paulo under NIRE no. 35.220.958.326, on October 17, 2006, hereby represented by its Officers Messrs. Aymar Giglio Junior, Brazilian, married, business administrator, holder of ID card no. 10.546.999 -3, SSP/SP, registered at the CPF/MF under no. 021.861.968 -59, domiciled in the city of São Paulo, state of São Paulo, at Av. Brigadeiro Luiz Antonio no. 3172, Jd. Paulista, CEP 01402-002 and Enéas César Pestana Neto, both qualified above, hereinafter referred to as OBLA and;

- VERSALHES COMÉRCIO DE PRODUTOS ELETROELETRÔNICOS LTDA., a corporation enrolled with the CNPJ/MF under no. 07.145.984/0001 -48, headquartered in the city of São Paulo, state of São Paulo, at Av. Brigadeiro Luiz Antonio no. 3.172, 2º

andar, Jd. Paulista, CEP 01402-002, registered at the Trade Board of the State of São Paulo under NIRE no. 35.219.661.544, on December 20, 2004, hereby represented by its Officers Messrs. Enéas César Pestana Neto and Aymar Giglio Junior, both qualified above, hereinafter referred to as VERSALHES;

and also as partners of the MERGED COMPANIES,

- SÉ SUPERMERCADOS LTDA., a corporation enrolled with the CNPJ/MF under no. 01.545.828/0001 -98, headquartered in the city of São Paulo, state of São Paulo, at Av. Brigadeiro Luiz Antonio no. 3172, Jd. Paulista, CEP 01402-002, registered at the Trade Board of the State of São Paulo under NIRE no. 35.215.818.694, on July 29, 1999, hereby represented by its Officers Messrs. Caio Racy Mattar and Enéas César Pestana Neto, both qualified above;

- ENÉAS CÉSAR PESTANA NETO, qualified above, and;

- CAIO RACY MATTAR, qualified above;

sets forth, as long as the provisions established by Law no. 6,404 of December 15, 1976 are complied with, the terms and conditions that shall rule the merger of the MERGED COMPANIES into the COMPANY (the “Merger”), which are presented as follows:

1 - JUSTIFICATION

The Merger of the MERGED COMPANIES into the MERGING COMPANY will bring advantages to the corporations involved, due to the fact that the latter holds almost all interest in the former, resulting in an administrative and management simplification, decreasing operating costs and promoting the development of the activities currently carried out by the MERGED COMPANIES and the MERGING COMPANY in a more flexible way.

This operation will also enable the MERGING COMPANY to obtain tax savings arising from the goodwill amortization stemming from the acquisition of the control and/or capital stock subscription of quotas representing the capital stock of the MERGED COMPANIES by the MERGING COMPANY.

As a result, the managements of the companies are entering this protocol and will submit it to their respective partners and shareholders, with a view to the Merger of the companies MFP, SIGUA, LOURENÇÃO, NOVA SAPER, OBLA and VERSALHES into the COMPANY, which transaction shall obey the following conditions:

The total estimated cost of the Merger is three hundred thousand reais (R$300,000.00), related to the services provided in the preparation of the appraisal report, legal advisory services, legal publications, filing of corporate acts at the Trade Board and other expenses that may be required for said Merger.

2 – MERGER CONDITIONS

2.1 - CAPITAL STOCK

2.1.1 - MFP is a limited liability company, with a capital stock of fifteen thousand reais (R$15,000.00) divided into fifteen thousand (15,000) quotas, with a face value of one real (R$1.00) each, fully paid-in and allocated between its partners as follows:

Partner	No. of Quotas
Companhia Brasileira de Distribuição	14,999
Caio Racy Mattar	01
Total	15,000

On June 30, 2007, the estimated value of this company’s shareholders’ equity was five hundred eighty seven thousand, one hundred eighty three reais and thirty centavos (R$587,183.30) .

2.1.2 - SIGUA is a limited liability company, with a capital stock of thirty thousand reais (R$30,000.00) divided into thirty thousand (30,000.00) quotas, with a face value of one real (R$1.00) each, fully paid-in and allocated between its partners as follows:

Partner	No. of Quotas
Companhia Brasileira de Distribuição	29,999
Caio Racy Mattar	01
Total	30,000

On June 30, 2007, the estimated value of this company’s shareholders’ equity was a negative thirty three thousand, nine hundred forty six reais and seventy two centavos (- R$33,946.72) .

2.1.3 - LOURENÇÃO is a limited liability company, with a capital stock of one million, nine hundred five thousand, six hundred sixteen reais (R$1,905,616.00) divided into one million, nine hundred five thousand, six hundred sixteen (1,905,616.00) quotas, with a face value of one real (R$1.00) each, fully paid-in and allocated between its partners as follows:

Partner	No. of Quotas
Companhia Brasileira de Distribuição	1,905,615
Enéas César Pestana Neto	01
Total	1,905,616

On June 30, 2007, the estimated value of this company’s shareholders’ equity was one million, three hundred fourteen thousand, five hundred sixty three reais and seventeen centavos (R$1,314,563.17) .

2.1.4 – NOVA SAPER is a limited liability company, with a capital stock of three hundred sixty three reais and sixty three centavos (R$363.63) divided into thirty six thousand, three hundred sixty three (36,363) quotas, with a face value of one centavo (R$0.01) each, fully paid-in and allocated between its partners as follows:

Partner	No. of Quotas
Companhia Brasileira de Distribuição	36,362
Caio Racy Mattar	01
Total	36,363

On June 30, 2007, the estimated value of this company’s shareholders’ equity was one hundred thousand, four hundred reais and two centavos (R$100,400.02) .

2.1.5 – OBLA is a limited liability company, with a capital stock of one hundred seventy one thousand reais (R$171,000.00) divided into one hundred seventy one thousand (171,000.00) quotas, with a face value of one real (R$1.00) each, fully paid-in and allocated between its partners as follows:

Partner	No. of Quotas
Companhia Brasileira de Distribuição	170,999
Enéas César Pestana Neto	01
Total	171,000

On June 30, 2007, the estimated value of this company’s shareholders’ equity was one hundred seventy one thousand reais (R$171,000.00) .

2.1.6 – VERSALHES is a limited liability company, with a capital stock of ten thousand reais (R$10,000.00) divided into ten thousand (10,000.00) quotas, with a face value of one real (R$1.00) each, fully paid-in and allocated between its partners as follows:

Partner	No. of Quotas
Companhia Brasileira de Distribuição	9,000

Sé Supermercados Ltda.	1,000
Total	10,000

On June 30, 2007, the estimated value of this company’s shareholders’ equity was a negative three hundred eighty two thousand, sixty six reais and seventy one centavos (- R$382,066.71) .

2.2 – APPRAISAL OF THE SHAREHOLDERS’ EQUITY TO BE MERGED

All assets and liabilities of the MERGED COMPANIES will be transferred to the MERGING COMPANY, which will assume all rights and duties arising from them.

The shareholders’ equities that will be merged into the MERGING COMPANY will be appraised at their book value, in accordance with the balance sheets prepared on the reference date of June 30, 2006 and audited by Ernest & Young Auditores Independentes S.S., headquartered in the city of São Paulo, state of São Paulo, at Av. Pres. Juscelino Kubitschek no. 1830, Torre I -8º andar, Itaim Bibi, CEP 04543-900, enrolled with the CNPJ/MF under no. 61.366.936/0001 -25 and with the CRC/SP under no. 2SP015199/O-6.

Any equity variations occurring between the date of the appraisal of the shareholders’ equity of the MERGED COMPANIES and the effective date of the Merger, i.e., on the date of the Meeting of the Shareholders of the MERGING COMPANY that approves the Merger, will be recognized and recorded directly in the MERGING COMPANY in accordance with the applicable accounting practices.

The appraisal of the shareholders’ equity (net assets) of the MERGED COMPANIES will be prepared by experts appointed by the Boards of Executive Officers, and said appointment will be submitted to the approval or ratification of the partners/shareholders. Ernest & Young Auditores Independentes S.S., identified above, was appointed as the firm responsible for appraising the shareholders’ equity of the MERGED COMPANIES and will prepare the Appraisal Reports that will be submitted to the approval of the shareholders of the MERGED COMPANY and of the partners of the MERGED COMPANIES.

2.3 - CAPITAL STOCK AND CORPORATE PURPOSE OF THE COPANY AFTER THE MERGER

Neither will this Merger result in a capital increase of the MERGING COMPANY nor the provisions of article 264 of Law no. 6,404/76 will apply, since, at the moment of the Merger, the MERGING COMPANY will become the owner of all the quotas of the MERGED COMPANIES, to be verified on the date of the Meeting of the Shareholders of the MERGING COMPANY that will discuss the Merger.

Accordingly, there will be no change in the COMPANY’s corporate purpose, since, at the moment of the merger, the activities mentioned in the corporate purpose of the MERGED COMPANIES will also be carried out by the COMPANY.

Therefore, there will be no change in the MERGING COMPANY’s Articles of Incorporation as a result of this operation and the quotas of the capital stock of the MERGED COMPANIES will be extinguished.

No change of rights (or voting and equity advantages) granted to any type or class of shares currently issued by the MERGING COMPANY will occur as a result of the Merger.

3 – OTHER CONDITIONS

As an essential condition for the fulfillment of the Merger discussed in this Protocol, the minority partners of the MERGED COMPANIES must sell to the MERGING COMPANY, up to the day on which the Meeting of the Shareholders of the latter is held, the equity interest that same hold in the MERGED COMPANIES, and the MERGING COMPANY will become the owner of one hundred percent (100%) of the capital stock of the MERGED COMPANIES. In order to do so, the minority partners who are assuming the commitment discussed under this item are also signing this document.

The MERGING COMPANY is not aware of any unrecognized liabilities and/or contingent liabilities to be assumed as a result of the Merger.

The Merger will not be submitted to Brazilian regulation or competition defense authorities, since it does not represent a concentration act as provided for in the applicable law.

The MERGING COMPANY will succeed the MERGED COMPANIES in accordance with the provisions of Law no. 6,404/76 and to the extent and limits that were defined in the Appraisal Reports and decided in the Meeting of Shareholders of the MERGING COMPANY.

Upon the approval of the Merger by the partners of the MERGED COMPANIES and by the shareholders of the MERGING COMPANY, the MERGED COMPANIES will be extinguished and succeeded by the MERGING COMPANY in all of its rights and duties, and the MERGING COMPANY will be responsible for promoting the filing and publication of all acts related to the Merger hereby proposed. The Boards of Executive Officers of the MERGING COMPANY and of the MERGED COMPANIES will be authorized to perform all acts necessary for the fulfillment of this operation.

This Protocol and the other documents connected with this operation will be submitted to the scrutiny of the partners and shareholders of the companies involved in the operation, during a Meeting of Shareholders/ Meeting of Partners or Amendment to the Articles of Incorporation specific for that purpose and, upon approval, the Merger will be formalized and the MERGED COMPANIES will be extinguished.

4 – CONCLUSION

In light of the facts presented, which include all the requirements provided for in articles 224 and 225 of Law no. 6,404/76, it is hereby understood that this Merger meets the interests of the companies involved and their partners/shareholders, this being the reason why its implementation is recommended.

IN WITNESS WHEREOF, the parties execute this protocol in twenty two (22) copies of same content and form, in the presence of two (2) undersigned witnesses indicated below in order to produce all legal effects.

São Paulo, July 11, 2007

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Caio Racy Mattar / Enéas César Pestana Neto

AUTO POSTO MFP LTDA.	AUTO POSTO SIGUA LTDA.
Caio Racy Mattar	Caio Racy Mattar

     LOURENÇÃO SUPERMERCADO LTDA.
Enéas César Pestana Neto / Caio Racy Mattar

     NOVA SAPER PARTICIPAÇÕES LTDA.
Enéas César Pestana Neto / Caio Racy Mattar

     OBLA PARTICIPAÇÕES LTDA.
Aymar Giglio Junior / Enéas César Pestana Neto

VERSALHES COMÉRCIO DE PRODUTOS ELETROELETRÔNICOS LTDA.
Enéas César Pestana Neto / Aymar Giglio Junior

SÉ SUPERMERCADOS LTDA.
Caio Racy Mattar / Enéas César Pestana Neto

CAIO RACY MATTAR	ENÉAS CÉSAR PESTANA NETO

Witnesses:

1. Maria Lúcia de Araújo	2. Elizabeth Pereira Mendes
ID card no. 26.155.741-5 - SSP/SP	ID card no. 27.165.213-5 - SSP/SP

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: July 23, 2007	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.